SO
3-22-04

04003762

UF 3-12-04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 158

SEC FILE NUMBER
8- 48661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trega Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Route 17 South
(No. and Street)

Upper Saddle River (City) — New Jersey (State) — 07458 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Mackey — 201-236-3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Amper, Politziner & Mattia P.C.
(Name – *if individual, state last, first, middle name*)

2015 Lincoln Highway (Address) — Edison (City) — NJ (State) — 08818-0988 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Mackey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trega Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Joan Park 2/27/2004

Notary Public

JOAN PARK
Notary Public, State of New York
No. 4964303
Qualified in Orange Co.
Comm. Expires 4/2/2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TREGA SECURITIES, LLC

For the Year Ended December 31, 2003

TREGA SECURITIES, LLC

For the Year Ended December 31, 2003

AMPER, POLITZINER & MATTIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

NEW YORK, NEW YORK
(212) 682-1600

FLEMINGTON, NEW JERSEY
(908) 782-3021

PRINCETON, NEW JERSEY
(609) 897-0200

ROCHELLE PARK, NEW JERSEY
(201) 712-0700

WALL, NEW JERSEY
(732) 919-1400

2015 LINCOLN HIGHWAY
P.O. BOX 988
EDISON, NJ 08818-0988

(732) 287-1000

Independent Auditors' Report

To the Board of Directors
TREGA Securities, LLC

We have audited the accompanying statement of financial condition of TREGA Securities, LLC as of December 31, 2003 and the related statements of operations and members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TREGA Securities, LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Amper, Politziner & Mattia, P.C.

AMPER, POLITZINER & MATTIA, P.C.

January 29, 2004
Edison, New Jersey

TREGA SECURITIES, LLC
Statement of Financial Condition
December 31, 2003

Assets

Cash	$ 11,500
Commissions receivable	374
Property and equipment, net	95
Other assets	3,293
	$ 15,262

Liabilities and Member's Equity

Commissions payable	$ 363
Member's equity	14,899
	$ 15,262

See accompanying notes to audited financial statements.

TREGA SECURITIES, LLC
Statement of Operations and Member's Equity
For the Year Ended December 31, 2003

Revenues	
Commissions	$ 142,714
Expenses	142,341
Net income	373
Member's equity - beginning of year	14,526
Member's equity - end of year	$ 14,899

See accompanying notes to audited financial statements.

TREGA SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities	
Net income	$ 373
Adjustments to reconcile net income	
to net cash provided by (used in) operating activities	
Depreciation and amortization	189
(Increase) decrease in	
Commissions receivable	666
Other assets	100
Increase (decrease) in	
Commissions payable	98
Accrued expenses	(988)
Total adjustments	65
Net increase in cash	438
Cash - beginning of year	11,062
Cash - end of year	$ 11,500
Supplemental disclosures	
Cash paid for	
Income taxes	-
Interest	-

See accompanying notes to audited financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

TREGA Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Security Dealers. The Company provides financial and investment services to clients on the east coast of the United States.

Statement of Changes in Subordinated Liabilities

Rule 17a-5 of the Securities Exchange Act of 1934, requires a statement of changes in subordinated liabilities; however, there are no subordinated liabilities and no statement has been provided for 2003.

Revenue Recognition

Commission revenues are recognized upon completed and closed placement of the underlying investment. Transaction fees specified in contracts are recognized when the contract is completed.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets as follows:

	Method	Estimated Useful Life
Furniture and fixtures	Straight-line	7 years

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a single-member New Jersey limited liability company with a thirty-year life expiring in 2025, and, accordingly, is treated as a disregarded entity for tax purposes.

Note 2 - Net Capital Requirements

The Company is subject to the State of New Jersey ("NJ") Uniform Securities Law (1967), which requires the maintenance of minimum net capital. The Company is also subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which (1) requires the maintenance of minimum net capital and (2) requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital and required net capital were as follows:

Net capital	$ 11,511
Required minimum net capital by NJ	10,000
Required minimum net capital by SEC	5,000

The ratio of aggregate indebtedness to net capital was .03 to 1.00.

AMPER, POLITZINER & MATTIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

NEW YORK, NEW YORK
(212) 682-1600

FLEMINGTON, NEW JERSEY
(908) 782-3021

PRINCETON, NEW JERSEY
(609) 897-0200

ROCHELLE PARK, NEW JERSEY
(201) 712-0700

WALL, NEW JERSEY
(732) 919-1400

2015 LINCOLN HIGHWAY
P.O. BOX 988
EDISON, NJ 08818-0988

(732) 287-1000

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
TREGA Securities, LLC

We have audited the financial statements of TREGA Securities, LLC as of and for the years ended December 31, 2003 and have issued our report thereon dated January 29, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following page is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Amper, Politziner & Mattia, P.C.
AMPER, POLITZINER & MATTIA, P.C.

January 29, 2004
Edison, New Jersey

TREGA SECURITIES, LLC
Schedule I
Computations of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2003

Net Capital	
Total member's equity qualified for net capital	$ 14,899
Deductions and/or charges	
Non-allowable assets	
Property and equipment, net	95
Other assets	3,293
	3,388
Net capital	$ 11,511
Aggregate Indebtedness	
Commissions payable	$ 363
Computation of Basic Net Capital Requirement	
Minimum net capital required by SEC	$ 5,000
Excess net capital	$ 6,511
Ratio: Aggregate indebtedness to net capital	.03

Reconciliation with Company's Computation (Included in Part II of Form X-17a-5 as of December 31, 2003)

There was no material differences from the Company's computation.

See independent auditors' report on supplementary information
required by Rule 17a-5 of the Securities and Exchange Commission.

TREGA Securities, LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
AS OF December 31, 2003

EXEMPTION UNDER SECTION (k) (2) (i) IS CLAIMED:
"Special Account for the Exclusive Benefit of Customers" maintained

AMPER, POLITZINER & MATTIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

NEW YORK, NEW YORK
(212) 682-1600

FLEMINGTON, NEW JERSEY
(908) 782-3021

PRINCETON, NEW JERSEY
(609) 897-0200

ROCHELLE PARK, NEW JERSEY
(201) 712-0700

WALL, NEW JERSEY
(732) 919-1400

2015 LINCOLN HIGHWAY
P.O. BOX 988
EDISON, NJ 08818-0988

(732) 287-1000

Independent Auditors' Report on Internal Control Required by
Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
TREGA Securities LLC

In planning and performing our audit of the financial statements and supplemental schedule of TREGA Securities, LLC for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Amper, Politziner & Mattia, P.C.

AMPER, POLITZINER & MATTIA, P.C.

January 29, 2004
Edison, New Jersey